UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 8

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WILD OATS MARKETS, INC.

(Name of Subject Company (issuer))

WFMI Merger Co.
and
Whole Foods Market, Inc.

(Names of Filing Persons (offerors))

Common Stock, par value $0.001 per share

(together with the associated preferred stock purchase rights)

(Title of Class of Securities)

96808B107

(CUSIP Number of Class of Securities)

Roberta Lang, Esq.

Whole Foods Market, Inc.

550 Bowie Street

Austin, Texas 78703

(512) 542-0217

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Bruce H. Hallett, Esq.

Hallett & Perrin, P.C.

2001 Bryan Street, Suite 3900

Dallas, Texas  75201

(214)  953-0053

CALCULATION OF FILING FEE

Transaction Valuation*		Amount of Filing Fee**
$ 700,070,507		$21,492.16
*

For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 37,841,649 shares of common stock, par value $0.001 per share, of Wild Oats Markets, Inc. outstanding on a fully diluted basis, consisting of: (a) 29,842,122 shares of common stock issued and outstanding, (b) 1,328,702 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options with an exercise price below $18.50 per share, (c) 172,186 shares of restricted common stock and restricted Common stock units, and (d) 6,498,639 shares of common stock issuable on or before expiration of the offer pursuant to outstanding convertible debentures and (ii) the tender offer price of $18.50 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, was previously paid with the original filing on Schedule TO.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	None
	Form or Registration No.:	Not applicable
	Filing Party:	Not applicable
	Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☑	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:
96808B107

This Amendment No. 8 to Tender Offer Statement on Schedule TO (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on February 27, 2007, and amended on March 14, 2007, March 21, 2007, March 28, 2007, April 25, 2007, May 22, 2007, June 5, 2007 and June 18, 2007 (the “Schedule TO”), by WFMI Merger Co., a Delaware corporation (“Purchaser”), and Whole Foods Market, Inc., a Texas corporation (“WFM”).  This Amendment is being filed on behalf of WFM and Purchaser.

The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated preferred stock purchase rights, “Shares”), of Wild Oats Markets, Inc., a Delaware corporation (“Wild Oats”), at a price of $18.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on Friday, August 10, 2007. The full text of the press release issued by Parent on July 20, 2007, announcing the extension of the Expiration Date, is filed herewith as Exhibit (a)(5)(C). All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Expiration Date of 5:00 p.m., New York City time, on Friday, July 20, 2007, are hereby amended and restated to refer to the Expiration Date of 5:00 p.m., New York City time, on Friday, August 10, 2007. Stockholders are NOT required to submit a new Letter of Transmittal to tender their Shares.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, each of which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Offer is subject to U.S. antitrust laws. WFM filed the required notifications under the HSR Act with both the Antitrust Division of the Department of Justice and the FTC.  On March 13, 2007, the FTC issued a request for additional documentary material and information, which is commonly referred to as a second request.  On June 7, 2007, the FTC filed suit in federal district court challenging the Offer on antitrust grounds and seeking a temporary restraining order and preliminary injunction to block the Offer pending a trial on the merits. WFM and Wild Oats consented to a temporary restraining order pending the hearing of the preliminary injunction, which is scheduled to commence on July 31 and conclude on August 1, 2007.

As a result of the temporary restraining order, the condition to the Offer requiring that there not be any order issued that would restrain, enjoin or otherwise prohibit the making or consummation of the Offer will not be fulfilled as of July 20, 2007, the date on which the Offer was scheduled to expire.  In accordance with the terms of the Merger Agreement, Purchaser is extending the offering period of the Offer until 5:00 p.m., New York City time, on Friday, August 10, 2007.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“(a)(5)(C) Text of press release issued by WFM and Purchaser on July 20, 2007 (incorporated by reference to the Form 8-K filed by WFM with the Securities and Exchange Commission on July 20, 2007)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHOLE FOODS MARKET, INC.

By:	/s/ Glenda Chamberlain
	Name:	Glenda Chamberlain
	Title:	Executive Vice President and Chief Financial Officer

WFMI MERGER CO.

By:	/s/ Roberta Lang
	Name:	Roberta Lang
	Title:	President

Dated: July 20, 2007